Form 10-K, Exhibit 13
period 1998-06-30
AASTROM BIOSCIENCES INC
filed 1998-09-29
CIK 887359

                                                                    EXHIBIT 13.1
AASTROM BIOSCIENCES, INC.
1998 ANNUAL REPORT

ADVANCING THE PRACTICE OF CELL THERAPY
(Color cover has collage of male figure with small amount of cells leaving body, surgery scene, globe, AastromReplicell(TM) System, large amount of cells going back into male figure watermark over entire cover: infectious disease, autoimmune disease, oncology, solid tissue repair)
- COVER


MISSION
Aastrom Biosciences is pioneering clinical systems for the practical enablement of ex vivo cell production and genetic modification of cells used in transplantation therapies for the treatment of cancer and infectious diseases, and in the restoration of tissues.
(Photo of AastromReplicell(TM) System)

I.  PROFILE
    -------

Aastrom Biosciences, Inc. (Nasdaq: ASTM) is developing automated clinical systems designed to produce human cells to enable therapeutic procedures using living cells for the restoration of normal tissues in patients treated for cancer and other diseases. The Company's lead product candidate, the AastromReplicell(TM) Cell Production System, is designed as a family of products keyed by a multi-use instrumentation platform that operates single-use therapy-specific kits tailored for each patient application. The AastromReplicell(TM) System is currently in multi-site clinical trials for the production of both bone marrow and umbilical cord blood cells to restore blood and immune system function in patients following aggressive chemotherapy used to treat cancer and other diseases.

The Company intends to obtain permission to affix the CE Mark to the AastromReplicell(TM) System by year-end 1998, which is necessary for product
introduction in Europe.   The Company also intends to initiate pivotal clinical
trials necessary to seek regulatory approval for product introduction in the
U.S.   Designed to place patient-specific cell production capabilities directly into patient treatment centers, the AastromReplicell(TM) System is being developed to be the first cost-effective product to fill a current and growing need in the emerging cell therapy market for access to needed numbers of transplantable cells.

II.  ACCOMPLISHMENTS
     ---------------
Steady progress has been made in several key aspects of the business:
 .   Initiation of stem cell therapy clinical trials in Europe;
 .   Announcement of initial positive clinical results and expansion of U.S. stem cell therapy trials;
 .   Initiation, and then expansion of, a multi-center cord blood transplant clinical trial;
 .   Award of several key pioneering patents;

 .   Completion of two public equity financings totaling $16 million and award of research grants providing funding of up to $1.3 million;
 .   Scientific journal publication of studies demonstrating reduction or purging of tumor cells by the AastromReplicell(TM) System.
- INSIDE FRONT COVER



TO OUR SHAREHOLDERS:

The evolution of a new medical technology from the laboratory to clinical practice is both challenging and exciting. Aastrom Biosciences is in the process of making this transition, and we are looking forward to changing the lives of patients through our products for the growing practice of cell therapy, and thereby building value for our shareholders.

There is an increasing need in medicine for the use of living cells to transplant into patients to restore or repair different tissues that have been damaged by disease, injury or toxic treatments. Numerous researchers around the world have learned how to grow these valuable cells, but generally by using highly technical, hands-on laboratory procedures which have not been practical in a typical hospital setting. Aastrom has developed a novel platform product line - the AastromReplicell(TM) Cell Production System - that is designed to enable hospitals to routinely produce cells for transplantation therapies.

This year, Aastrom has successfully used prototypes of the AastromReplicell(TM) System in clinical trials. In studies underway at multiple clinical sites in the United States, bone marrow cells produced using the AastromReplicell(TM) System were successfully used to complete a full bone marrow transplant in cancer patients. Those same cells also enabled an otherwise ineffective blood stem cell transplant to become effective. These demonstrations are an important part of the foundation we are building for the use of this product in standard stem cell therapy procedures for cancer patients.

Another type of clinical study was also initiated this year, designed for the AastromReplicell(TM) System to produce transplant cells from donor umbilical cord blood (UCB) samples. Children who have aggressive blood diseases, such as leukemia, are in need of stem cells from a transplant to obtain a new blood and immune system, but they lack a suitable bone marrow or blood stem cell donor. Cord blood from donors has been shown to be an effective alternative source of these cells and is being increasingly saved for these types of transplants. Generally, the more cells available, the better the patient recovery, but unfortunately, the quantity of cord blood available from a single donor is limited, resulting in problematic recoveries and survival. The AastromReplicell(TM) System is being used in a trial at Duke University Medical Center (under the direction of Joanne Kurtzberg, M.D.) to increase the number of transplantable cord blood cells in an effort to improve recovery outcomes in children with these types of otherwise fatal blood diseases. This trial, conducted under an FDA Investigational Device Exemption, was expanded this year based on positive initial results. A similar clinical study, using AastromReplicell(TM) System-expanded cord blood cells for adult cancer patients, is also underway at Loyola University Medical Center in Chicago and Hackensack Medical Center in New Jersey.

In addition to stem cell therapy, the AastromReplicell(TM) System is designed to be used for other cell types and therapies. In this regard, we have been conducting preclinical studies with cells such as T-cells and dendritic cells to be used in the treatment of cancer and viral infections. In an important new development, the unique growth environment of the AastromReplicell(TM) System has now been shown to produce certain cell types that have improved biologic function compared
- PAGE 1



with cells produced using other cell culture approaches. This important advancement supports the design and function of the AastromReplicell(TM) System to provide both clinical access to desired cells, as well as an improved therapeutic cell product.

A principal objective for Aastrom is to now advance the AastromReplicell(TM) System to commercialization. There are three key steps needed to accomplish this objective: (i) complete the transition of the AastromReplicell(TM) System from prototype to the production level; (ii) demonstrate the use of the AastromReplicell(TM) System in clinical treatments; and (iii) gain approval from the applicable regulatory agencies.

Aastrom is on track to have the AastromReplicell(TM) System platform and the lead stem cell therapy kits at final production level as early as the end of 1998, after which we will pursue the CE Mark necessary to begin marketing in certain European countries. In the United States, the production- level system will be used to begin the pivotal clinical trials necessary to support an FDA regulatory filing. The clinical utility of the system is now being demonstrated in our clinical trials. As these trial results are published in medical journals, the medical marketplace will become increasingly informed of the AastromReplicell(TM) System's potential for the treatment of patients.

To support this progress, Aastrom has been growing and we now have approximately 85 people on staff, with key personnel additions this year in our quality system, clinical, regulatory and product support areas. We continue to conduct our manufacturing through contract relationships with specialized medical device manufacturers. Toward this end, we completed our commercial instrument manufacturing agreement with SeaMed Corporation (Nasdaq: SEMD) this year.

As you are aware, in recent months small cap healthcare stocks have suffered a valuation decline. Data provided by SG Cowen Securities indicate that this sector - which includes Aastrom - declined over 40% from August 1997 to August 1998. As a member of this group, Aastrom's stock has also dropped over this period. While disappointing, we do not believe that this trend reflects our extensive progress over this period which has positioned us for the completion of the AastromReplicell(TM) System, the initiation of U.S. pivotal trials, and our preparation for European launch of the AastromReplicell(TM) System for stem cell therapy.

The emergence of new cell therapies holds a promising and bright future in improving patient care, and Aastrom has strengthened its position as a leader to enable key therapies to transition from the laboratory to the hospital. Your support of the Company is an integral part of our progress -- and it is this progress that should, in return, enhance the value for you, our shareholders.

Sincerely,
(Signature, and color photo of Douglas Armstrong)
R. Douglas Armstrong, Ph.D.
President and Chief Executive Officer
September 30, 1998
- PAGE 2



III.  AASTROM'S ROLE IN THE NEXT GENERATION OF CELL THERAPY
      -----------------------------------------------------
(Color schematic of AastromReplicell(TM) System Person getting prescription from doctor for cells, operator of AastromReplicell(TM) System producing cells, illustration of male figure receiving cells)

Cell therapy, the practice of using living cells to treat a medical disorder, has been used for many years, beginning with simple, but very effective, blood and platelet transfusions. More recently, the field of cell therapy has expanded to include bone marrow, or stem cell transplants, primarily used for the treatment of cancer patients following aggressive disease treatments.

Critical to the success of cell therapies is the ability for physicians to have access to the cells necessary for transplantation. Current approaches to cell therapy have involved the collection of large amounts of cells from patients or matched donors, which are then transplanted to the patient. Large volume cell collection is often time consuming, costly and invasive to the patient or donor. The AastromReplicell(TM) System is designed to be the first cost-effective clinical system to place patient-specific cell manufacturing capabilities directly in patient treatment centers, thereby enabling physicians to access cells as they do with traditional pharmaceuticals. An improved availability and access to cells should expand the use of current cell therapies, as well as increase the breadth of new disease treatments with cells.

The AastromReplicell(TM) System is designed as a family of products consisting of an instrumentation platform that operates single-use, patient-specific therapy kits. The initial application of the AastromReplicell(TM) System is in the production of cells for stem cell therapy. However, once established for use in stem cell therapy, the Company plans to leverage the cell production capabilities of the AastromReplicell(TM) System across multiple cell therapy opportunities directed toward the treatment of cancer, infectious diseases, autoimmune diseases and in the restoration of solid tissues.

STEM CELL THERAPY   Stem cell therapy is an established and reimbursed medical procedure used in patients to restore blood and immune system function following very aggressive, and quite toxic therapies to treat cancer and other diseases. Approximately 50,000 stem cell transplant procedures are currently performed worldwide each year. Current procedures for obtaining the cells necessary for transplant (bone marrow harvest or peripheral blood stem cell "PBSC" collections) are time consuming, expensive and invasive to the patient or donor. The AastromReplicell(TM) System provides an alternative to these collection procedures by enabling the production of cells from a small starting volume of either bone marrow or umbilical cord blood cells over a twelve-day expansion period, after which cells are available for transplant to the patient. Further, the automation enabled through the AastromReplicell(TM) System allows physician and patient access to cells, which are manufactured directly on-site by hospital personnel.
(Color chart comparing Cell Therapy Challenge to Aastrom Solution)
- PAGE 3



The AastromReplicell(TM) System is being evaluated in multi-site clinical trials in the U.S. and Europe. The initial goals of the Company's clinical trial program are to obtain a Premarket Approval (PMA) in the U.S., necessary to market the AastromReplicell(TM) System for autologous stem cell therapy and umbilical cord blood transplants, and to obtain approval in Europe to market the AastromReplicell(TM) System for a variety of cell therapy applications, by affixing the CE Mark.


BONE MARROW TRANSPLANTATION IN CANCER PATIENTS In collaboration with its clinical trial partners at Loyola University Medical Center and Hackensack University Medical Center, Aastrom is conducting two clinical trials evaluating stem cells produced in the AastromReplicell(TM) System from a small starting amount of bone marrow. The first study utilizes cells produced in the AastromReplicell(TM) System from small aspirate bone marrow collections as the sole cellular support following ablative chemo-therapy. Initial results from the first study have demonstrated the ability of the AastromReplicell(TM) System to safely and reliably produce stem and progenitor cells that engraft and restore blood and immune system function in cancer patients who had undergone very aggressive chemotherapy. Further, the small volume aspirate, along with a purging of contaminated tumor cells during the stem cell production has indicated a way to offer patients a transplant with a lower risk of receiving back tumor cells. In a second study, the AastromReplicell(TM) System is being used to complement traditional therapies by augmenting stem cells collected from a single PBSC apheresis procedure. The objectives of this study are to demonstrate that an optimal targeted transplant recovery can be achieved using AastromReplicell(TM) System-produced cells with a PBSC dose of cells that would otherwise not provide this desired outcome. This procedure appears to improve the certainty of procedure outcome by providing a more reliable means of cell collection and patient recovery. (Color graphic of a small blood bag with caption: Aastrom's cell production process begins with a small starting volume of cells taken either from the patient or a donor. Color graphic of large blood bag with caption: Using theAastromReplicell(TM) System, the small quantity of cells is expanded to provide patients with therapeutic quantities of cells necessary for treatment.)

UMBILICAL CORD BLOOD:   NEW HOPE FOR CANCER AND BLOOD DISEASE PATIENTS  Aastrom
has also initiated clinical feasibility trials to evaluate umbilical cord blood
(UCB) cells produced in the AastromReplicell(TM) System to improve transplant recoveries of pediatric and adult patients requiring donor-derived (or allogeneic) stem cell transplants. Preliminary results of the pediatric transplants indicated that AastromReplicell(TM) System-produced cells were safe and well tolerated by the patients, and that transplant cell recoveries during the 100-day post-transplant period were very favorable. Based on the positive data, this pediatric trial was expanded from 10 to 22 patients in May 1998. The banking infrastructure together with the expansion capabilities of the AastromReplicell(TM) System may lead to UCB as a promising new source of cells for therapeutic use. (Color photo of Dr. Joanne Kurtzberg with Fabiana Leibel, cord blood transplant patient with the caption: "We are pleased with Fabiana's progress following her cord blood transplant using cells produced in the AastromReplicell(TM) System." Joanne Kurtzberg, M.D. Director, Pediatric Bone Marrow Transplant Program at Duke University Medical Center (right) with Fabiana Leibel, cord blood transplant patient
- PAGE 4



IV.  BOARD OF DIRECTORS
     ------------------

Robert J. Kunze, (Chairman)
Partner, McFarland and Dewey
R. Douglas Armstrong, Ph.D.
President and Chief Executive Officer,
Aastrom Biosciences, Inc.
Stephen G. Emerson, M.D., Ph.D.
Professor of Medicine,
University of Pennsylvania
Mary L. Campbell
General Partner,
Enterprise Development Fund
Horst R. Witzel, Dr.-Ing.
Chairman of the Board of Executive Directors (Retired),
Schering AG
Edward C. Wood, Jr.
President,
COBE BCT, Inc.


V.  CORPORATE OFFICERS
    ------------------

R. Douglas Armstrong, Ph.D.
President and Chief Executive Officer
William L. Odell
Senior Vice President Product Operations
Todd E. Simpson
Vice President Finance and Administration,
Chief Financial Officer
Alan K. Smith, Ph.D.
Vice President Research
Bruce V. Husel
Vice President Quality Systems


VI.  CORPORATE HEADQUARTERS
     ----------------------
24 Frank Lloyd Wright Dr., Lobby L
Ann Arbor, MI  48105
Tel:  (734) 930-5777
Fax:  (734) 665-0485


VII.  TRANSFER AGENT AND REGISTRAR
      ----------------------------
Communications concerning stock transfer requirements, lost certificates and change of address should be directed to:

VIII.  CONTINENTAL STOCK TRANSFER & TRUST COMPANY
       ------------------------------------------
Two Broadway
New York, NY  10004
Tel:  (212) 509-4000


IX.  GENERAL COUNSEL
     ---------------
Gray Cary Ware & Freidenrich
4365 Executive Dr., Suite 1600
San Diego, CA  92121

X.  INDEPENDENT ACCOUNTANTS
    -----------------------
PricewaterhouseCoopers LLP
2050 N. Woodward Ave, Suite 200
Bloomfield Hills, MI  48304

XI.  INVESTOR RELATIONS
     ------------------
General shareholder inquiries, including requests for the Company's Annual Report on Form 10-K should be directed to:

Todd E. Simpson
Vice President Finance and Administration,
Chief Financial Officer
Aastrom Biosciences, Inc.
P.O. Box 376
Ann Arbor, MI  48106
Tel:  (734) 930-5777
Fax:  (734) 665-0485
http://www.aastrom.com


XII.  ANNUAL MEETING
      --------------
The Annual Meeting of Shareholders will be held on Wednesday, November 11, 1998 at 9:00 a.m. at:

Holiday Inn North Campus
3600 Plymouth Rd.
Ann Arbor, MI  48105


XIII.  STOCK LISTING
       -------------
Since February 4, 1997 the Company's Common Stock has been quoted on the Nasdaq National Market under the symbol "ASTM". The following table sets forth the high and low sales prices per share of Common Stock as reported on the Nasdaq National Market:


Price Range of Common Stock
Period ended 6/30/97:           High       Low

  3rd Quarter                  7  5/8     5 1/4
  4th Quarter                  8  1/2     3 1/2

Year ended 6/30/98:
  1st Quarter                  9 15/16    3 1/4
  2nd Quarter                  8  1/8     4 3/8
  3rd Quarter                  6  1/2     4 3/8
  4th Quarter                  6  3/4     3 1/2

As of August 31, 1998, there were approximately 190 holders of record of the Common Stock. The Company has never paid any cash dividends on its Common Stock and does not anticipate paying such cash dividends in the foreseeable future. The Company currently anticipates that it will retain all future earnings, if any, for use in the development of its business.


XIV.  TRADEMARKS
      ----------
Aastrom(TM), AastromReplicell(TM) System and the Company's stylized logo are registered trademarks of Aastrom Biosciences, Inc.

          This document contains forward-looking statements, including without limitation statements concerning product development objectives, clinical trial results, regulatory filings and anticipated reviews, and potential advantages of the AastromReplicellTM System, which involve certain risks and uncertainties. Actual results may differ significantly from the expectations contained in the forward-looking statements. Among the factors that may result in differences are the results obtained from clinical trial and development activities, regulatory approval requirements and outcomes, and the availability of resources. These and other significant factors are discussed in greater detail in Aastrom's Annual Report on Form-10K and other filings with the Securities and Exchange Commission.
- BACK INSIDE COVER



(Color Logo of Aastrom Biosciences, Inc.)
24 Frank Lloyd Wright Dr., Lobby L
Ann Arbor, MI  48105
Tel:  (734) 930-5777
Fax:  (734) 665-0485
- BACK COVER

SELECTED FINANCIAL DATA

The statement of operations data for the fiscal years ended June 30, 1996, 1997 and 1998 and for the period from Inception to June 30, 1998 and the balance sheet data at June 30, 1997 and 1998, are derived from, and are qualified by reference to, the audited financial statements included in the Company's report on Form 10-K and should be read in conjunction with those financial statements and notes thereto. The statement of operations data for the fiscal years ended June 30, 1994 and 1995, and the balance sheet data at June 30, 1994, 1995 and 1996, are derived from audited financial statements not included herein. The data set forth below are qualified by reference to, and should be read in conjunction with, the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                        Year ended June 30,                            Inception to
                                            ------------------------------------------------------------------------     June 30,
                                                1994           1995           1996           1997           1998           1998
                                            ------------   ------------   ------------   ------------   ------------   ------------
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Research and development agreements...  $     49,000   $    396,000   $  1,342,000   $    230,000   $      3,000   $  2,020,000
    Grants................................       823,000        121,000        267,000        148,000        246,000      2,389,000
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Total revenues..........................       872,000        517,000      1,609,000        378,000        249,000      4,409,000

  Costs and expenses:
    Research and development..............     5,627,000      4,889,000     10,075,000     13,357,000     15,498,000     53,930,000
    General and administrative............     1,565,000      1,558,000      2,067,000      1,953,000      2,858,000     11,900,000
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Total costs and expenses................     7,192,000      6,447,000     12,142,000     15,310,000     18,356,000     65,830,000
                                            ------------   ------------   ------------   ------------   ------------   ------------

  Loss from operations....................    (6,320,000)    (5,930,000)   (10,533,000)   (14,932,000)   (18,107,000)   (61,421,000)


  Other income (expense):
    Interest income.......................       245,000        279,000        678,000        676,000        886,000      3,138,000
    Interest expenses.....................       (65,000)       (66,000)       (62,000)       (32,000)       (12,000)      (263,000)
                                            ------------   ------------   ------------   ------------   ------------   ------------
  Net loss................................  $ (6,140,000)  $ (5,717,000)  $ (9,917,000)  $(14,288,000)  $(17,233,000)  $(58,546,000)
                                            ============   ============   ============   ============   ============   ============

  Net loss applicable to
    common shares.........................  $ (6,140,000)  $ (5,717,000)  $ (9,917,000)  $(14,288,000)  $(21,023,000)
                                            ============   ============   ============   ============   ============

  Net loss per common share (Basic and
    diluted)..............................  $      (1.00)  $       (.78)  $      (1.07)  $      (1.27)  $      (1.57)
                                            ============   ============   ============   ============   ============

  Weighted average number of common
    shares outstanding....................     6,127,000      7,309,000      9,269,000     11,228,000     13,363,000
                                            ============   ============   ============   ============   ============

                                                                            June 30,
                                            ------------------------------------------------------------------------
                                                1994           1995           1996           1997           1998
                                            ------------   ------------   ------------   ------------   ------------
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term
    investments...........................  $  6,730,000   $ 11,068,000   $ 10,967,000   $ 17,007,000   $ 11,212,000
  Working capital.........................     6,187,000     10,319,000      9,851,000     15,600,000     10,121,000
  Total assets............................     8,227,000     12,551,000     12,673,000     18,410,000     12,374,000
  Long-term capital lease
    obligations...........................       425,000        412,000        189,000         65,000              -
  Deficit accumulated during the
    development stage.....................   (11,391,000)   (17,108,000)   (27,025,000)   (41,313,000)   (58,897,000)
  Total shareholders' equity..............     6,985,000     11,186,000     10,850,000     16,583,000     10,846,000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Since its inception, the Company has been in the development stage and engaged in research and product development, conducted principally on its own behalf but also in connection with various collaborative research and development agreements with other entities. The Company does not expect to generate positive cash flows from operations for at least the next several years and until product sales commence. Until product sales commence, the Company expects that its revenue sources will continue to be limited to grant revenue, research funding and milestone payments and licensing fees from potential future corporate collaborators. The timing and amount of such future cash payments and revenues, if any, will be subject to significant fluctuations, based in part on the success of the Company's research activities, the receipt of necessary regulatory approvals, the timing of the achievement of certain other milestones and the extent to which associated costs are reimbursed under grant or other arrangements. Substantially all of the Company's revenues from product sales, if any, will be subject to the Company's obligation to make aggregate royalty payments of up to 2% to certain licensors of its technology. Further, under the Company's Distribution Agreement with Cobe, Cobe will perform marketing and distribution activities and in exchange will receive approximately 38% to 42% of the Company's product sales in the area of stem cell therapy, subject to negotiated discounts and volume-based adjustments. Research and development expenses may fluctuate due to the timing of expenditures for the varying stages of the Company's research and clinical development programs. Research and development expenses will increase as product development programs and applications of the Company's products progress through research and development stages. Under the Company's License Agreement with Immunex, annual renewal fees of $1,000,000 are payable in each of the next two fiscal years. Under the Company's Distribution Agreement with Cobe, regulatory approval activities for the Company's products for stem cell therapies outside of the United States will be conducted, and paid for, by Cobe. As a result of these and other factors, the Company's results of operations have fluctuated and are expected to continue to fluctuate significantly from year to year and from quarter to quarter and therefore may not be comparable to or indicative of the result of operations for any future periods.

Over the past several years, the Company's net loss has primarily increased, consistent with the growth in the Company's scope and size of operations. In the near term, the Company plans moderate growth in employee headcount necessary to address increasing requirements in the areas of product development, research, clinical and regulatory affairs, quality systems and administration. Assuming capital is available to finance such growth, the Company's operating expenses will continue to increase as a result. At least until such time as the Company enters into arrangements providing research and development funding or initiates product sales, the net loss will continue to increase as well. The Company has never been profitable and does not anticipate having net income unless and until product sales commence. Through June 30, 1998, the Company has accumulated losses of $58,546,000. There can be no assurance that the Company will be able to achieve profitability on a sustained basis, if at all.

RESULTS OF OPERATIONS

Total revenues were $249,000 in 1998, $378,000 in 1997 and $1,609,000 in 1996.
Grant revenues increased to $246,000 in 1998 from $148,000 in 1997 and were $267,000 in 1996, reflecting the timing of grant awards and related research activities, to the extent that such associated costs are reimbursed under the grants. Grant revenues accounted for 99%, 39% and 17% of total revenues for the years ended June 30, 1998, 1997 and 1996, respectively, and are recorded on a cost-reimbursement basis. Revenues from research and development agreements totaled $3,000 in 1998, $230,000 in 1997 and $1,342,000 in 1996. Revenues in
1996, reflect research funding received by the Company under its collaboration with Rhone-Poulenc Rorer, Inc. (RPR) which commenced in September 1995 and ended in September 1996. Revenues from RPR accounted for 52% and 83% of such revenue in 1997 and 1996, respectively.

Total costs and expenses were $18,356,000 in 1998, $15,310,000 in 1997 and $12,142,000 in 1996. The increases in costs and expenses in 1998 and 1997 are primarily the result of increases in research and development expense to $15,498,000 in 1998 from $13,357,000 in 1997 and $10,075,000 in 1996. Research and development expense includes charges of $1,100,000, $1,000,000 and $1,500,000 for the years ended June 30, 1998, 1997 and 1996, respectively, representing license fee payments pursuant to the Company's supply agreement with Immunex. The increases in research and development expense reflect increased product and clinical development activities for the AastromReplicell Cell Production System (System). General and administrative expenses were $2,858,000 in 1998, $1,953,000 in 1997 and $2,067,000 in 1996. General and
administrative expenses, which decreased slightly in 1997 compared to 1996, but increased in 1998, reflect increased finance, legal and other administrative and marketing expenses in support of the Company's product development and research activities.

Interest income was $886,000 in 1998, $676,000 in 1997 and $678,000 in 1996. The
fluctuations in interest income are due primarily to corresponding changes in the levels of cash, cash equivalents and short-term investments for such periods. Interest expense was $12,000 in 1998, $32,000 in 1997 and $62,000 in 1996, reflecting decreasing amounts outstanding under capital leases during these periods.

The Company's net loss was $17,233,000, or $1.57 per common share in 1998, $14,288,000, or $1.27 per common share in 1997 and $9,917,000, or $1.07 per common share in 1996. The computations of net loss per common share for the year ended June 30, 1998 includes an adjustment for dividends paid on preferred stock that was issued by the Company in December 1997 and reflects a one-time charge of $3,439,000 related to the sale of the preferred stock. The one-time charge and dividends affect only the computation of net loss per common share and are not included in the net loss for the periods. The Company expects to report substantial net losses until product sales commence.

The Company has not generated any profits to date and therefore has not paid any federal income taxes since inception. At June 30, 1998, the Company's Federal tax net operating loss and tax credit carryfowards were $57,002,000 and $1,626,000, respectively, which will expire from 2004 through 2018, if not utilized. The Company underwent an ownership change in October 1993, which has resulted in a limitation under which the Company can utilize a portion of its net operating loss carryforward amounting to $1,153,000 per year. As of June 1998, the portion of the Company's net operating loss that remains subject to this limitation is $1,337,000 and therefore is not expected to ultimately effect the Company's ability to utilize the benefit. In July 1998, the Company issued shares of 1998 Series I Convertible Preferred Stock which resulted in an annual limitation of $3,136,000, which applies to losses incurred between October 1993 and July 1998. The Company's ability to utilize its net operating loss and tax credit carryforwards may become subject to further annual limitation.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations since inception primarily through public and private sales of its equity securities, which, from inception through June 30, 1998, have totaled approximately $69,404,000 and, to a lesser degree, through grant funding, payments received under research agreements and collaborations, interest earned on cash, cash equivalents, and short-term investments, and funding under equipment leasing agreements. These financing sources have historically allowed the Company to maintain adequate levels of cash and other liquid investments. Under the Company's primary equipment leasing agreement, the lessor is granted a security interest in all of the Company's property and assets.

The Company's combined cash, cash equivalents and short-term investments totaled $11,212,000 at June 30, 1998, a decrease of $5,795,000 from June 30, 1997. The primary uses of cash, cash equivalents and short-term investments during the year ended June 30, 1998 included $15,459,000 to finance the Company's operations and working capital requirements, $234,000 in capital equipment additions and $124,000 in scheduled debt payments. During the years ended June 30, 1997 and 1998, the Company raised net proceeds of $19,885,000 and $9,930,000, respectively, through the public sale of its equity securities. In addition, the Company completed the sale of $5,000,000 of its 1998 Series I Convertible Preferred Stock in July 1998 and will issue an additional $3,000,000 of its 1998 Series II Convertible Preferred Stock upon meeting certain conditions.

The Company's future cash requirements will depend on many factors, including continued scientific progress in its research and development programs, the scope and results of clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patents, competing technological and market developments and the cost of product commercialization. The Company does not expect to generate a positive cash flow from operations for at least the next several years due to the expected increase in spending for research and development programs and the expected cost of commercializing its product candidates. The Company intends to seek additional funding through research and development agreements with suitable corporate collaborators, grants and through public or private financing transactions. The Company anticipates that its available cash resources and expected interest income thereon, will be sufficient to finance the development and manufacture of the AastromReplicell Cell Production System for use in clinical trials, expanded clinical trials, other research and development and working capital and other corporate requirements until mid 1999. This estimate is based on certain assumptions which could be negatively impacted by the matters discussed under this heading and under the caption "Business Risks" in the Company's Annual Report on Form 10-K. The Company expects that its primary sources of capital for the foreseeable future will be through collaborative arrangements and through the public or private sale of its debt or equity securities. There can be no assurance that such collaborative arrangements, or any public or private financing, will be available on acceptable terms, if at all, or can be sustained. Several factors will affect the Company's ability to raise additional funding, including, but not limited to, market volatility of the Company's Common Stock and economic conditions affecting the public markets generally or some portion or all of the technology sector. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs, which may have a material adverse effect on the Company's business. See "Business Risks--Future Capital Needs; Uncertainty of Additional Funding" in the Company's 1998 Annual Report on Form 10-K and Notes to Financial Statements included herein.

The Company is currently evaluating the impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems. The Company is substantially complete with its assessment of potential year 2000 problems, and based upon available information, believes that it is substantially year 2000 compliant and that the costs of correcting year 2000 processing problems are not expected to have a material adverse impact on the Company's financial position, results of operations or cash flows in future periods. There can however be no assurance that all of the Company's information systems will be year 2000 compliant or that the systems of other companies and government agencies on which the Company relies will be converted in a timely manner. Such failure could cause delays in the Company's ability to process transactions or otherwise conduct business, resulting in material financial risk.

RECENT ACCOUNTING PRONOUNCEMENT

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130), which sets forth additional requirements for companies to report in the financial statements Comprehensive Income in addition to Net Income. Upon adoption of SFAS 130, the Company will present comprehensive income in its financial statements for earlier periods. The Company currently expects that adopting SFAS 130 for its previously issued financial statements will primarily affect the treatment of preferred stock dividends and yields and the one-time charge associated with the sale of its 5.5% Preferred Stock. The Company will adopt SFAS 130 effective July 1, 1998 and has not yet determined the manner in which comprehensive income will be presented.

                       INDEX TO FINANCIAL STATEMENTS


                                                                      Page
                                                                     ------

Report of Independent Accountants..................................     2

Balance Sheets as of June 30, 1997 and 1998........................     3

Statements of Operations for the years ended June 30, 1996, 1997 and 1998 and for the period from March 24, 1989 (Inception)
  to June 30, 1998.................................................     4

Statements of Shareholders' Equity from March 24, 1989 (Inception)
  to June 30, 1998.................................................     5

Statements of Cash Flows for the years ended June 30, 1996, 1997 and 1998 and for the period from March 24, 1989 (Inception) to
  June 30, 1998....................................................     6

Notes to Financial Statements......................................     7

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders of Aastrom Biosciences, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Aastrom Biosciences, Inc. (a development stage company) at June 30, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1998, and for the period from March 24, 1989 (Inception) to June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Bloomfield Hills, Michigan
August 7, 1998

                           AASTROM BIOSCIENCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                BALANCE SHEETS

                                                                           June 30,
                                                                ----------------------------
                                                                     1997           1998
                                                                ------------    ------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..............................       $  1,943,000    $  2,078,000
  Short-term investments.................................         15,064,000       9,134,000
  Receivables............................................            229,000         167,000
  Prepaid expenses.......................................            126,000         270,000
                                                                ------------    ------------
     Total current assets................................         17,362,000      11,649,000

PROPERTY, NET............................................          1,048,000         725,000
                                                                ------------    ------------
  Total assets...........................................       $ 18,410,000    $ 12,374,000
                                                                ============    ============


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued expenses..................       $  1,508,000       1,313,000
  Accrued employee expenses..............................            130,000         150,000
  Current portion of capital lease obligations...........            124,000          65,000
                                                                ------------    ------------
     Total current liabilities...........................          1,762,000       1,528,000

CAPITAL LEASE OBLIGATIONS................................             65,000               -

COMMITMENTS (Note 7)

SHAREHOLDERS' EQUITY:
Preferred Stock, no par value; shares authorized -
  5,000,000; shares issued and outstanding - 0 and
  2,200,000, respectively................................                  -       9,930,000
Common Stock, no par value; shares authorized -
  40,000,000; shares issued and outstanding - 13,275,208
  and 13,639,817, respectively...........................         58,073,000      59,474,000
Deficit accumulated during the development stage.........        (41,313,000)    (58,897,000)
Shareholder notes receivable.............................           (167,000)              -
Stock purchase warrants..................................                  -         335,000
Unrealized gains (losses) on investments.................            (10,000)          4,000
                                                                ------------    ------------
  Total shareholders' equity.............................         16,583,000      10,846,000
                                                                ------------    ------------

     Total liabilities and shareholders' equity............     $ 18,410,000    $ 12,374,000
                                                                ============    ============

  The accompanying notes are an integral part of these financial statements.

                           AASTROM BIOSCIENCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF OPERATIONS

                                                                                                                     March 24, 1989
                                                                               Year ended June 30,                   (Inception) to
                                                                -------------------------------------------------        June 30,
                                                                   1996                1997               1998             1998
                                                               ------------        ------------       ------------     ------------
REVENUES:
  Research and development agreements....................      $  1,342,000        $    230,000       $      3,000     $  2,020,000
  Grants.................................................           267,000             148,000            246,000        2,389,000
                                                               ------------        ------------       ------------     ------------
     Total revenues........................................       1,609,000             378,000            249,000        4,409,000

COSTS AND EXPENSES:
  Research and development...............................        10,075,000          13,357,000         15,498,000       53,930,000
  General and administrative.............................         2,067,000           1,953,000          2,858,000       11,900,000
                                                               ------------        ------------       ------------     ------------
     Total costs and expenses..............................      12,142,000          15,310,000         18,356,000       65,830,000
                                                               ------------        ------------       ------------     ------------


LOSS FROM OPERATIONS....................................        (10,533,000)        (14,932,000)       (18,107,000)     (61,421,000)

                                                               ------------        ------------       ------------     ------------
OTHER INCOME (EXPENSE):
  Interest income........................................           678,000             676,000            886,000        3,138,000
  Interest expense.......................................           (62,000)            (32,000)           (12,000)        (263,000)

                                                               ------------        ------------       ------------     ------------
     Other income..........................................         616,000             644,000            874,000        2,875,000
                                                               ------------        ------------       ------------     ------------
NET LOSS................................................      $  (9,917,000)       $(14,288,000)      $(17,233,000)    $(58,546,000)
                                                               ============        ============       ============     ============

COMPUTATION OF NET LOSS APPLICABLE TO COMMON SHARES:
  Net loss...............................................      $ (9,917,000)       $(14,288,000)      $(17,233,000)
  Dividends on preferred stock...........................                 -                   -           (351,000)
  Charge related to issuance of preferred stock..........                 -                   -         (3,439,000)
                                                               ------------        ------------       ------------
Net loss applicable to Common Shares....................       $ (9,917,000)       $(14,288,000)      $(21,023,000)
                                                               ============        ============       ============

NET LOSS PER COMMON SHARE (Basic and Diluted)...........       $      (1.07)       $      (1.27)      $      (1.57)
                                                               ============        ============       ============
Weighted average number of  common and common
 equivalent shares outstanding..........................          9,269,000          11,228,000         13,363,000
                                                               ============        ============       ============


       The accompanying notes are an integral part of these statements.

                           AASTROM BIOSCIENCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                      STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                              Deficit
                                                                                                            accumulated
                                                          Preferred  Stock            Common Stock           during the
                                                      ------------------------   -----------------------    development
                                                        Shares       Amount        Shares       Amount         stage
                                                      ----------   -----------   ----------   ----------    -----------
BALANCE, MARCH 24, 1989 (Inception)...............             -     $       -           -    $        -    $         -

  Non-cash issuance of Common Stock...............                                 454,545             -
  Issuance of Series A Preferred Stock at $1.00
   per share in August 1989.......................     1,500,000     1,500,000
  Issuance of Series A Preferred Stock in March
   1991 at $1.00 per share, net of issuance
   costs of $5,000................................     1,000,000       995,000
  Issuance of Series B Preferred Stock in April
   1992 at $2.00 per share, net of issuance
   costs of $46,000...............................     3,030,000     6,014,000
  Issuance of Common Stock for services...........                                  33,333        10,000
  Issuance of Series C Preferred Stock in October
   1993 at $1,000 per share, net of issuance
   costs of $175,000..............................        10,000     9,825,000
  Exercise of stock options.......................                               1,268,585       238,000
  Issuance of Series D Preferred Stock in April
   and May 1995 at $4.00 per share, net of
   issuance costs of $81,000......................     2,500,001     9,919,000
  Retirement of Common Shares outstanding.........                                 (25,000)       (7,000)
  Unrealized loss on investments..................
  Net loss........................................                                                          (17,108,000)
                                                     -----------  ------------  ----------  ------------   ------------
BALANCE, JUNE 30, 1995............................     8,040,001    28,253,000   1,731,463       241,000    (17,108,000)

 Issuance of Series E Preferred Stock in January
  1996 at $4.25 per share, net of issuance
  costs of $35,000................................     1,411,765     5,965,000
 Exercise of stock options........................                                 130,016        53,000
 Issuance of Common Stock at $1.20 per share......                                  25,000        30,000
 Issuance of Stock Purchase Rights for cash in
  September 1995 and March 1996...................
 Repurchase of Series D Preferred Stock at $4.00
  per share.......................................       (62,500)     (250,000)
 Sale of Series D Preferred Stock at $4.00
  per share.......................................        62,500       250,000
 Principal payment received under shareholder
  note receivable.................................
 Unrealized gain on investments...................
 Net loss.........................................                                                           (9,917,000)
                                                     -----------  ------------  ----------  ------------   ------------
BALANCE, JUNE 30, 1996............................     9,451,766    34,218,000   1,886,479       324,000    (27,025,000)

  Exercise of stock options.......................                                  40,307        26,000
  Issuance of Series E Preferred Stock  at
   $17.00 per share...............................       205,882     3,500,000
  Issuance of Common Stock at $7.00 per share,
   net of issuance costs of $2,865,000............                               3,250,000    19,885,000
  Conversion of preferred stock...................    (9,657,648)  (37,718,000)  8,098,422    37,718,000
  Compensation expense related to stock options
   granted........................................                                               120,000
  Unrealized losses on investments................
  Net loss........................................                                                          (14,288,000)
                                                     -----------  ------------  ----------  ------------   ------------
BALANCE, JUNE 30, 1997............................             -             -  13,275,208    58,073,000    (41,313,000)

  Exercise of stock options.......................                                  68,500        83,000
  Issuance of 5.5% Convertible Preferred Stock at
   $5.00 per share, net of issuance costs of
   $1,070,000.....................................     2,200,000     9,930,000
  Dividend paid on 5.5% Convertible Preferred
   Stock..........................................                                  72,940       351,000       (351,000)
  Issuance of Common Stock........................                                 255,340     1,144,000
  Repurchase and retirement of Common Shares
   outstanding....................................                                 (32,171)     (240,000)
  Compensation expense related to stock options
   and warrants granted...........................                                                63,000
  Unrealized gains on investments.................
  Net loss........................................                                                          (17,233,000)
                                                     -----------  ------------  ----------  ------------   ------------
BALANCE, JUNE 30, 1998............................     2,200,000  $  9,930,000  13,639,817  $ 59,474,000   $(58,897,000)
                                                     ===========  ============  ==========  ============   ============

                                                                         Stock           Unrealized
                                                     Shareholder        purchase           gains/              Total
                                                        notes          rights and       (losses) on        shareholders'
                                                     receivable         warrants        investments           equity
                                                     -----------       ----------       -----------        -------------
BALANCE, MARCH 24, 1989 (Inception)...............
                                                     $         -       $        -       $         -        $          -
  Non-cash issuance of Common Stock...............                                                                    -
  Issuance of Series A Preferred Stock at $1.00
   per share in August 1989.......................                                                            1,500,000
  Issuance of Series A Preferred Stock in March
   1991 at $1.00 per share, net of issuance
   costs of $5,000................................                                                              995,000
  Issuance of Series B Preferred Stock in April
   1992 at $2.00 per share, net of issuance
   costs of $46,000...............................                                                            6,014,000
  Issuance of Common Stock for services...........                                                               10,000
  Issuance of Series C Preferred Stock in October
   1993 at $1,000 per share, net of issuance
   costs of $175,000..............................                                                            9,825,000
  Exercise of stock options.......................      (198,000)                                                40,000
  Issuance of Series D Preferred Stock in April
   and May 1995 at $4.00 per share, net of
   issuance costs of $81,000......................                                                            9,919,000
  Retirement of Common Shares outstanding.........                                                               (7,000)
  Unrealized loss on investments..................
  Net loss........................................                                           (2,000)             (2,000)
                                                                                                            (17,108,000)
BALANCE, JUNE 30, 1995............................   -----------       ----------       -----------        ------------
                                                        (198,000)               -            (2,000)         11,186,000
 Issuance of Series E Preferred Stock in January
  1996 at $4.25 per share, net of issuance
  costs of $35,000................................                                                            5,965,000
 Exercise of stock options........................                                                               53,000
 Issuance of Common Stock at $1.20 per share......
 Issuance of Stock Purchase Rights for cash in                                                                   30,000
  September 1995 and March 1996...................                      3,500,000                             3,500,000
 Repurchase of Series D Preferred Stock at $4.00
  per share.......................................                                                             (250,000)
 Sale of Series D Preferred Stock at $4.00
  per share.......................................                                                              250,000
 Principal payment received under shareholder
  note receivable.................................        31,000                                                 31,000
 Unrealized gain on investments...................                                            2,000               2,000
 Net loss.........................................                                                           (9,917,000)
                                                     -----------       ----------       -----------        ------------
BALANCE, JUNE 30, 1996............................      (167,000)       3,500,000                 -          10,850,000

  Exercise of stock options.......................                                                               26,000
  Issuance of Series E Preferred Stock  at
   $17.00 per share...............................                     (3,500,000)                                    -
  Issuance of Common Stock at $7.00 per share,
   net of issuance costs of $2,865,000............                                                           19,885,000
  Conversion of preferred stock...................                                                                    -
  Compensation expense related to stock options
   granted........................................                                                              120,000
  Unrealized losses on investments................                                          (10,000)            (10,000)
  Net loss........................................                                                          (14,288,000)
                                                     -----------       ----------       -----------        ------------
BALANCE, JUNE 30, 1997............................      (167,000)               -           (10,000)         16,583,000

  Exercise of stock options.......................                                                               83,000
  Issuance of 5.5% Convertible Preferred Stock at
   $5.00 per share, net of issuance costs of
   $1,070,000.....................................                                                            9,930,000
  Dividend paid on 5.5% Convertible Preferred
   Stock..........................................                                                                    -
  Issuance of Common Stock........................                                                            1,144,000
  Repurchase and retirement of Common Shares
   outstanding....................................       167,000                                                (73,000)
  Compensation expense related to stock options
   and warrants granted...........................                        335,000                               398,000
  Unrealized gains on investments.................                                           14,000              14,000
  Net loss........................................                                                          (17,233,000)
                                                     -----------       ----------       -----------        ------------
BALANCE, JUNE 30, 1998............................   $         -       $  335,000       $     4,000        $ 10,846,000
                                                     ===========       ==========       ===========        ============

  The accompanying notes are an integral part of these financial statements.

                           AASTROM BIOSCIENCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                           STATEMENTS OF CASH FLOWS

                                                                                                       March 24, 1989
                                                                 Year ended June 30,                   (Inception) to
                                                 -----------------------------------------------          June 30,
                                                    1996               1997              1998               1998
                                                 ----------         ----------        ----------         ----------
OPERATING ACTIVITIES:
  Net loss....................................  $(9,917,000)      $(14,288,000)      $(17,233,000)     $(58,546,000)
  Adjustments to reconcile net loss
   to net cash used for operating activities:
       Depreciation and amortization..........      536,000            564,000            557,000         2,388,000
       Loss on property held for resale.......            -                  -                  -           110,000
       Amortization of discounts and
        premiums on investments...............     (110,000)           (84,000)          (180,000)         (383,000)
       Expense related to stock issued and
        stock purchase rights granted.........            -            120,000          1,498,000         1,628,000
       Changes in assets and liabilities:
         Receivables..........................       18,000           (148,000)            38,000          (191,000)
         Prepaid expenses.....................     (332,000)           311,000           (144,000)         (270,000)
         Accounts payable and accrued
          expenses............................      864,000            316,000           (195,000)        1,313,000
         Accrued employee expenses............      (33,000)            33,000             20,000           150,000
         Deferred revenue.....................     (103,000)          (122,000)                 -                 -
                                                -----------       ------------       ------------      ------------
       Net cash used for operating
        activities............................   (9,077,000)       (13,298,000)       (15,639,000)      (53,801,000)
                                                -----------       ------------       ------------      ------------

INVESTING ACTIVITIES:
  Organizational costs........................            -                  -                  -           (73,000)
  Purchase of short-term investments..........            -        (19,190,000)       (12,326,000)      (43,464,000)
  Maturities of short-term investments........    8,500,000          4,200,000         18,450,000        34,717,000
  Capital purchases...........................     (445,000)          (424,000)          (234,000)       (2,376,000)
  Proceeds from sale of property held for
   resale.....................................            -                  -                  -           400,000
                                                -----------       ------------       ------------      ------------
       Net cash provided by (used for)
        investing activities..................    8,055,000        (15,414,000)         5,890,000       (10,796,000)
                                                -----------       ------------       ------------      ------------

FINANCING ACTIVITIES:
  Issuance of preferred stock.................    5,965,000                  -          9,930,000        44,148,000
  Issuance of Common Stock....................       83,000         19,911,000            127,000        20,154,000
  Repurchase of Common Stock..................            -                  -            (49,000)          (49,000)
  Payments received for stock purchase
   rights.....................................    3,500,000                  -                  -         3,500,000
  Payments received under shareholder notes...       31,000                  -                  -            31,000
  Principal payments under capital lease
   obligations................................     (270,000)          (223,000)          (124,000)       (1,109,000)
                                                -----------       ------------       ------------      ------------
       Net cash provided by financing
        activities............................    9,309,000         19,688,000          9,884,000        66,675,000
                                                -----------       ------------       ------------      ------------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS..................................    8,287,000         (9,024,000)           135,000         2,078,000

CASH AND CASH EQUIVALENTS AT BEGINNING
 OF PERIOD....................................    2,680,000         10,967,000          1,943,000                 -
                                                -----------       ------------       ------------      ------------
CASH AND CASH EQUIVALENTS AT END OF
 PERIOD.......................................  $10,967,000       $  1,943,000       $  2,078,000      $  2,078,000
                                                ===========       ============       ============      ============

SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid...............................  $    62,000       $     32,000       $     12,000      $    263,000
  Additions to capital lease obligations......            -                  -                  -         1,174,000

  The accompanying notes are an integral part of those financial statements.

                           AASTROM BIOSCIENCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS


1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Aastrom Biosciences, Inc. (the Company) was incorporated in March 1989 (Inception) under the name Ann Arbor Stromal, Inc. The Company changed its name in 1991 concurrent with the commencement of employee-based operations. The Company is in the development stage with its principal business activities being research and product development, conducted both on its own behalf and in connection with various collaborative research and development agreements with other companies, involving the development of processes and products for the ex vivo production of human cells for use in cell and ex vivo gene therapy.

Successful future operations are subject to several technical and business risks, including satisfactory product development, obtaining regulatory approval and market acceptance for its products and the Company's continued ability to maintain adequate levels of funding.

SIGNIFICANT REVENUE RELATIONSHIPS - One company accounted for 83% and 52% of total revenues for the year ended June 30, 1996 and 1997, respectively. One company accounted for 41% of total revenues for the period from Inception to June 30, 1998. Grant revenues consist of grants sponsored by the U.S. government.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

SHORT-TERM INVESTMENTS - Short-term investments consist of U.S. government securities and commercial paper with original maturities of over three months and less than one year. Short-term investments are classified as available-for-sale, and are presented at market value, with unrealized gains and losses on investments reflected as a component of shareholders' equity.

DIVERSITY OF CREDIT RISK - The Company invests its excess cash in U.S. government securities and commercial paper, maintained in U.S. financial institutions, and has established guidelines relative to diversification and maturities in an effort to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced any significant realized losses on its cash equivalents or short-term investments.

PROPERTY - Property is recorded at cost and depreciated or amortized using the straight-line method over the estimated useful life of the asset (primarily five years), or the remaining lease term, if shorter, with respect to leasehold improvements and certain capital lease assets.

REVENUE RECOGNITION - Revenue from grants and research agreements is recognized on a cost reimbursement basis consistent with the performance requirements of the related agreement.

RESEARCH AND DEVELOPMENT COSTS - Research and development costs are expensed as incurred. Such costs and expenses related to programs under collaborative agreements with other companies totaled $1,294,000, $154,000 and $3,000 for the years ended June 30, 1996, 1997 and 1998, respectively, and $1,645,000 for the period from Inception to June 30, 1998.

STOCK COMPENSATION - The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) as of July 1, 1996. As permitted by SFAS 123, the Company continues to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and related interpretations and does not recognize compensation expense for its employee stock-based compensation plans as allowed by SFAS 123.

                           AASTROM BIOSCIENCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

INCOME TAXES - The Company recognizes deferred tax assets and liabilities for the differences between the carrying amounts and the tax basis of assets and liabilities, as well as net operating loss and tax credit carryforwards. Additionally, the Company establishes a valuation allowance to reflect the likelihood of realization of deferred tax assets.

NET LOSS PER COMMON SHARE - Net loss per common share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares are not included in the per share calculation where the effect of their inclusion would be anti-dilutive. Due to the automatic conversion of all previously outstanding preferred stock into Common Stock upon the completion of the initial public offering, such preferred stock is assumed to have been converted into Common Stock at the time of issuance.

The computations of net loss per common share for the year ended June 30, 1998 reflects a one-time charge of $3,439,000 related to the sale of 5.5% Convertible Preferred Stock (5.5% Preferred Stock) in December 1997 and includes an adjustment for dividends paid on the 5.5% Preferred Stock. The one-time charge and dividends affect only the computation of net loss per common share and are not included in the computation of net loss for the periods.

During March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128), which amended the standards for computing earnings per share previously set forth in Accounting Principles Board Opinion No. 15, "Earnings per Share" (APB 15). SFAS 128, which was adopted by the Company for all periods ending on or after December 31, 1997, did not have a material effect on the computation of the Company's historical net loss per common share amounts. In February 1998, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 98 (SAB
98), which modifies the methods used in computing net loss per common share as previously set forth in SFAS 128. As set forth in SAB 98, the Company has retroactively applied SAB 98 for all periods presented in the accompanying
financial statements.   Application of this retroactive adjustment resulted in
an increase in the net loss per common share of $.09 and $.01 for the years ended June 30, 1996 and 1997, respectively.

USE OF ESTIMATES - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to financial statements. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS - The Company evaluates the fair value of those assets and liabilities identified as financial instruments and estimates that the fair value of such financial instruments generally approximates the carrying value in the accompanying financial statements. Fair values have been determined through information obtained from market sources and management estimates.

LONG-LIVED ASSETS - The Company evaluates the impairment of long-lived assets and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. No significant impairment losses have been identified by the Company for any of the periods presented in the accompanying financial statements.

COMPREHENSIVE INCOME - In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), which sets forth additional requirements for companies to report in the financial statements Comprehensive Income in addition to Net Income. Upon adoption of SFAS 130, the Company will present comprehensive income in its financial statements for earlier periods. The Company currently expects that adopting SFAS 130 for its previously issued financial statements will primarily affect the treatment of preferred stock dividends and yields and the one-time charge associated with the sale of its 5.5% Preferred Stock. The Company will adopt SFAS 130 effective July 1, 1998 and has not yet determined the manner in which comprehensive income will be presented.

                           AASTROM BIOSCIENCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

2.  SHORT-TERM INVESTMENTS

All short-term investments are available-for-sale and have maturities of one year or less and are summarized as follows:


                                                                    Gross        Gross
                                                    Amortized     Unrealized   Unrealized     Market
                                                       Cost         Gains        Losses        Value
                                                    ----------    ----------   ----------   ----------
 June 30, 1997:
   U.S. Government Securities.....................  $13,574,000   $     1,000   $  (11,000)  $13,564,000
   Commercial Paper...............................    1,500,000             -            -     1,500,000
                                                    -----------   -----------   ----------   -----------
                                                    $15,074,000   $     1,000   $  (11,000)  $15,064,000
                                                    -----------   -----------   ----------   -----------
                                                    -----------   -----------   ----------   -----------
  June 30, 1998:
    U.S. Government Securities....................  $ 7,157,000   $     4,000   $        -   $ 7,161,000
    Commercial Paper..............................    1,973,000             -            -     1,973,000
                                                    -----------   -----------   ----------   -----------
                                                    $ 9,130,000   $     4,000   $        -   $ 9,134,000
                                                    ===========   ===========   ==========   ===========

3.  PROPERTY

Property consists of the following:

                                              June 30,
                                     -------------------------
                                         1997          1998
                                     -----------   -----------


Machinery and equipment............  $ 1,425,000   $ 1,473,000
Office equipment...................      733,000       903,000
Leasehold improvements.............      605,000       621,000
                                     -----------   -----------
                                       2,763,000     2,997,000
Less accumulated depreciation
 and amortization..................   (1,715,000)   (2,272,000)
                                     -----------   -----------
                                     $ 1,048,000   $   725,000
                                     ===========   ===========

Equipment under capital leases totaled $558,000 and $240,000 at June 30, 1997 and 1998, respectively, with related accumulated amortization of $333,000 and $159,000, respectively.

4.  Shareholders' Equity

Initial Public Offering - In February 1997, the Company completed an underwritten initial public offering of 3,000,000 shares of its Common Stock at an offering price of $7.00 per share. In March 1997, the underwriters elected to purchase an additional 250,000 shares of Common Stock pursuant to the underwriters' over-allotment option at a price of $7.00 per share. Proceeds from the offering, net of underwriters' commissions and expenses, were $19,885,000.

PREFERRED STOCK - In connection with the Company's initial public offering, all 9,657,648 shares of then outstanding preferred stock were automatically converted into 8,098,422 shares of Common Stock.

In December 1997, the Company completed a directed placement of 2,200,000 shares of its 5.5% Preferred Stock at a price of $5.00 per share. Proceeds from the offering, net of placement agent commissions and expenses, were $9,930,000. The

                           AASTROM BIOSCIENCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

5.5% Preferred Stock is convertible into shares of Common Stock at a conversion price of $4.99 per share, subject to certain anti-dilution adjustments, and is convertible at the option of the holder at any time. The 5.5% Preferred Stock will automatically convert into Common Stock if at any time after December 2, 1999, the price of the Company's Common Stock is greater than $10 per share for 20 consecutive trading days, or upon the occurrence of certain other events.
The 5.5% Preferred Stock accrues a dividend at an annual rate of 5.5%, which is declared and paid by the Company on a quarterly basis, and has a liquidation preference of $5.00 per share, plus accrued but unpaid dividends. The Company has the option to pay dividends on the 5.5% Preferred Stock in the form of a cash payment or by the issuance of shares of Common Stock. If the Company elects to pay the dividend in Common Stock, such shares are valued at an average daily trading price of the Common Stock prior to the quarterly record date.

In July 1998, the Company completed the sale of $5,000,000 of its 1998 Series I Convertible Preferred Stock, yielding 5.5% per annum (1998 Preferred Stock). The conversion price of the 1998 Preferred Stock is based on the market price of the Company's common stock during a pricing period preceding conversion, up to a maximum conversion price of $4.81 per share and automatically converts in July 2001 or earlier upon certain events. The 1998 Preferred Stock has a preference in liquidation equal to $5,000,000 plus a 5.5% yield, prorated for the period since issuance. With limited exceptions, during the nine-month period ending in April 1999, the 1998 Preferred Stock is convertible only after the market price of the Company's common stock equals or exceeds $4.81 per share. Additionally, Aastrom and the investor have agreed to a second closing for an additional $3,000,000, under similar terms, if certain requirements are met, including trading volume of the Company's Common Stock at a price per share above $6 per share.

No cash dividends have ever been declared or paid; however, as of June 30, 1998, the Company has issued 72,940 shares of Common Stock valued at $351,000 in payment of the dividends on the 5.5% Preferred Stock.

COBE LABORATORIES, INC. STOCK PURCHASE RIGHTS - In connection with the purchase of the Series C Convertible Preferred Stock by Cobe Laboratories, Inc. (Cobe) in October 1993, Cobe received a preemptive right to purchase a pro-rata portion of any newly issued shares of stock by the Company in order to maintain its then current percentage ownership interest. Any such purchase of newly issued shares shall be at the net price to the Company after deducting underwriters' discounts and commissions, if any.

Cobe has an option to purchase additional shares from the Company equal to 30% of the total number of shares outstanding assuming exercise of the option. Such option, which is exercisable until February 2000, must be exercised in full with the purchase price of the shares equal to 120% of the public market trading price as determined by the 30-day average market price preceding the date of exercise of the option.

The Company has granted Cobe a right of first negotiation in the event the Company receives any proposal concerning, or otherwise decides to pursue, a merger, consolidation or other transaction in which all or a majority of the Company's equity securities or substantially all of the Company's assets, or any material portion of the assets of the Company used by the Company in performing its obligation under the Distribution Agreement (Note 6), would be acquired by a third party outside of the ordinary course of business.

STOCK OPTION PLANS - The Company has various stock option plans which provide for the issuance of nonqualified and incentive stock options to acquire up to 2,986,594 shares of Common Stock. Such options may be granted by the Company's Board of Directors to certain of the Company's founders, employees, directors and consultants. The exercise price of incentive stock options shall not be less than the fair market value of the shares on the date of grant. In the case of individuals who are also holders of 10% or more of the outstanding shares of Common Stock, the exercise price of incentive stock options shall not be less than 110% of the fair market value of the shares on the date of grant. The exercise price of non-qualified stock options shall not be less than 85% of the fair market value on the date of grant. Options granted under these plans expire no later than ten years from the date of grant and generally become exercisable ratably over a four-year period following the date of grant.

                           AASTROM BIOSCIENCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

For certain options granted, the Company recognizes compensation expense for the difference between the deemed value for accounting purposes and the option exercise price on the date of grant. During the years ended June 30, 1997 and 1998, compensation expense totaling $120,000 and $63,000 respectively has been charged with respect to these options. Additional future compensation expense with respect to the issuance of such options totals $55,000 and will be recognized through December 2001.

As permitted by SFAS 123, the Company continues to apply APB 25 and related interpretations in accounting for its stock option plans and does not recognize compensation expense for its employee stock-based compensation plans as prescribed in SFAS 123. If the Company had elected to recognize compensation expense based upon the fair value at the grant dates for stock option awards granted in 1996, 1997 and 1998, in accordance with SFAS No. 123, the pro forma net loss and net loss per share would be as follows.

                                                         June 30,
                                         --------------------------------------
                                            1996          1997         1998
                                         ----------   -----------   -----------
     Net loss applicable
      to Common Shares:
      As reported                        $9,917,000   $14,288,000   $21,023,000
      Pro forma                           9,942,000    14,793,000    21,832,000
     Net loss per common share:
      As reported                        $    (1.07)  $     (1.27)  $     (1.57)
      Pro forma                               (1.07)        (1.32)        (1.63)

The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions; no dividend yields, 40% volatility, risk free interest rates ranging from 5.2% to 6.8% and expected option lives of three to five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the use of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in subjective assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock based compensation plans.

                           AASTROM BIOSCIENCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

The following table summarizes option activity under the Company's stock option plans:


                                                                Weighted Average     Options
                                Options     Options Available    Exercise Price    Exercisable
                              Outstanding       For Grant          Per Share      At Period End
                              -----------       ---------          ---------      -------------
March 24, 1989 (Inception)
  Options authorized........            -           2,036,594
  Options granted...........    1,782,444          (1,782,444)       $ .34
  Options exercised.........   (1,268,585)                  -        $ .19
  Options canceled..........     (164,194)            164,194        $ .54
                               ----------          ----------
Balance, June 30, 1995......      349,665             418,344        $ .78         108,492

  Options authorized........            -             800,000
  Options granted...........      155,337            (155,337)       $1.44
  Options exercised.........     (130,016)                  -        $ .41
  Options canceled..........      (44,690)             44,690        $ .85
                               ----------          ----------
Balance, June 30, 1996......      330,296           1,107,697        $1.20         101,021

  Options authorized........            -             150,000
  Options granted...........      785,200            (785,200)       $6.78
  Options exercised.........      (40,307)                  -        $ .65
  Options canceled..........      (16,818)             16,818        $1.83
                               ----------          ----------
Balance, June 30, 1997......    1,058,371             489,315        $5.36         483,376

  Options granted...........      372,520            (372,520)       $5.17
  Options exercised.........      (68,500)                  -        $1.21
  Options canceled..........     (199,873)            199,873        $5.79
                               ----------          ----------
Balance, June 30, 1998......    1,162,518             316,668        $5.12         593,930
                               ==========          ==========

OUTSIDE DIRECTORS' STOCK OPTION PLAN - The Company has an outside directors' stock option plan which provides for the issuance of options to purchase up to 150,000 shares of Common Stock to outside directors. Under this plan, non-qualified options to purchase 5,000 shares of Common Stock are granted to each outside director on the day of the Annual Shareholders' meeting. These options generally vest over a one-year period and expire ten years after the date of grant. As of June 30, 1998, options to purchase 45,000 shares of Common Stock at prices ranging from $5.25 to $7.00 per share are outstanding under this plan, of which options to purchase 33,751 shares of Common Stock are exercisable.

The following table summarizes information about stock-based compensation plans outstanding as of June 30, 1998:

                                                                      Weighted
                                                                       Average
                                             Weighted                 Exercise
   Range of       Number of     Remaining     Average                 Price of
   Exercise        Options     Contractual    Exercise    Number     Exercisable
    Prices       Outstanding   Life-years      Price    Exercisable    Options
-------------    -----------   ----------    ---------  -----------  -----------
$ .30 - $1.20      165,480         6.9         $1.13      118,898        $1.10
$3.20 - $4.75      258,205         8.7         $4.30       25,126        $3.35
$5.25 - $7.13      738,833         8.2         $6.84      449,906        $6.96
                 ---------                                -------
                 1,162,518                                593,930
                 =========                                =======

                           AASTROM BIOSCIENCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

The weighted average fair value of options granted during the year ended June 30, 1998 was $2.28 per share.

EMPLOYEE STOCK PURCHASE PLAN - The Company has an employee stock purchase plan under which eligible employees can purchase Common Stock, at a discount to the market price, through payroll deductions up to 10% of the employees base compensation, subject to certain limitations, during sequential 24-month offering periods. Each offering period is divided into four consecutive six-month purchase periods beginning on March 1 and September 1 of each year. Unless otherwise provided by the Board of Directors prior to the commencement of an offering period, the price at which stock is purchased under the plan for such offering period is equal to 85% of the lesser of the fair market value of the Common Stock on the first day of such offering period or the last day of the purchase period of such offering period. During the year ended June 30, 1998, 13,900 shares of Common Stock were issued under this plan.

STOCK PURCHASE WARRANTS - The Company has issued warrants to purchase 69,444 shares of Common Stock which expire on October 15, 2000. These warrants may be exercised, in whole or in part, at a price equal to the lesser of (a) $12.00 per share, which price increases by $3.00 per share on February 3, 1999 and 2000; or
(b) 85% of the fair market value of the Company's Common Stock at the time of exercise. In addition, the Company has issued warrants to purchase 200,000 shares of Common Stock at $7.24 per share which expire no later than October 2002. Compensation expense of $335,000 related to these warrants is reflected in the accompanying financial statements for the year ended June 30, 1998.

COMMON SHARES RESERVED - As of June 30, 1998, the Company has reserved shares of Common Stock for future issuance as follows:

    Issuance under stock option plans:
       1992 Incentive and Non-Qualified Stock Option Plan.....  1,329,186
       1995 Outside Director Stock Option Plan................    150,000
                                                                ---------
                                                                               1,479,186
    Issuance under 1996 Employee Stock Purchase Plan..........                   236,100
    Exercise of Stock Purchase Warrants.......................                   269,444
    Conversion of 5.5% Preferred Stock........................                 2,204,408
                                                                               ---------
                                                                               4,189,138
                                                                               =========

5.  INCOME TAXES

Deferred tax assets consist of the following:

                                                                  June 30,
                                                         ---------------------------
                                                             1997           1998
                                                         ------------   ------------
      Net operating loss carryforwards.................  $ 14,150,000   $ 19,950,000
      Tax credits and other............................     1,162,000      1,911,000
                                                         ------------   ------------
      Gross deferred tax assets........................    15,312,000     21,861,000
      Deferred tax assets valuation allowance..........   (15,312,000)   (21,861,000)
                                                         ------------   ------------
                                                         $          -   $          -
                                                         ============   ============

Due to the historical losses incurred by the Company, a full valuation allowance for deferred tax assets has been provided. If the Company achieves profitability, these deferred tax assets may be available to offset future income taxes.

                           AASTROM BIOSCIENCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

At June 30, 1998, the Company's Federal tax net operating loss and tax credit carryfowards were $57,002,000 and $1,626,000, respectively, which will expire
from 2004 through 2018, if not utilized.   The Company underwent an ownership
change in October 1993, which has resulted in a limitation under which the Company can utilize a portion of its net operating loss carryforward amounting to $1,153,000 per year. As of June 1998, the portion of the Company's net operating loss that remains subject to this limitation is $1,337,000 and therefore is not expected to ultimately effect the Company's ability to utilize the benefit. In July 1998, the Company issued shares of 1998 Series I Convertible Preferred Stock which resulted in an annual limitation of $3,136,000, which applies to losses incurred between October 1993 and July 1998. The Company's ability to utilize its net operating loss and tax credit carryforwards may become subject to further annual limitation.

6.  LICENSES, ROYALTIES AND COLLABORATIVE AGREEMENTS:

UNIVERSITY OF MICHIGAN - In August 1989, the Company entered into a research agreement with the University of Michigan (the University). Under the terms of this research agreement, as amended, the Company agreed to reimburse the University for certain research costs through the date of its expiration in December 1994. Payments made to the University under the aforementioned agreements totaled $2,521,000 for the period from Inception to June 30, 1998, which amount is included in research and development expense in the accompanying Statements of Operations. As part of this relationship, the Company issued to the University 454,545 shares of Common Stock in August 1989. No value has been assigned to these shares in the accompanying financial statements. In March 1992, and as provided for under the research agreement, the Company entered into a license agreement for the technology developed under the research agreement. The license agreement, as amended, provides for a royalty to be paid to the University equal to 2% of net sales of products containing the licensed technology sold by the Company.

COBE BCT, INC. - In connection with the issuance of the Series C Preferred Stock to Cobe in October 1993, the Company and Cobe BCT, Inc. (Cobe BCT), an affiliate of Cobe, entered into an agreement which grants to Cobe BCT exclusive worldwide distribution and marketing rights to the AastromReplicell/(TM)/ Cell Production System for stem cell therapy applications (Distribution Agreement). The term of the Distribution Agreement is ten years, with an option, exercisable by Cobe BCT, to extend the term for an additional ten years. Cobe has the right to terminate its Distribution Agreement with the Company with twelve months' notice upon a change of control of the Company, other than to Cobe, or if Cobe determines that commercialization of the AastromReplicell/(TM)/ System for stem cell therapy on or prior to December 31, 1998 is unlikely. Pursuant to the Distribution Agreement, Cobe BCT will perform worldwide marketing and distribution activities of the AastromReplicell/(TM)/ System for use in stem cell therapy and will receive a share of the resulting net sales, as defined, ranging from 38% to 42%, subject to certain negotiated discounts and volume-based adjustments.

MANUFACTURE, SUPPLY AND OTHER AGREEMENTS - The Company has entered into various agreements relating to the manufacture of its products and supply of certain
components.   Pursuant to one such license agreement, the Company and the licensor amended the agreement to provide for the issuance of $1,100,000 in Common Stock by the Company as payment for an annual renewal fee of $1,000,000 due in March 1998 under the agreement.

In October 1997, the Company entered into a Strategic Planning Consulting Services and Collaboration Agreement (the "Consulting Agreement"), pursuant to which the Company will receive consultation on potential strategic alliances. The Consulting Agreement, which can be terminated by either party following periods of up to 30 days following notice, provides for payments by the Company based upon the timing and amount of proceeds received under certain strategic alliances. In addition, the Company will issue warrants to purchase additional shares of Common Stock, depending upon the achievement of certain milestones.

In September 1995, the Company entered into a research and development collaboration which was completed in September 1996. Under this collaboration, the Company received $3,500,000 in equity payments and recognized $1,538,000 in research revenue.

7.  COMMITMENTS

                           AASTROM BIOSCIENCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

The Company leases its facility under an operating lease which expires in August 2000. The Company has the option to renew the lease for an additional period of up to five years and has certain expansion options.

Future minimum payments under non-cancelable operating leases are as follows:

                                           Operating
                                             Leases
                                           ----------
          Year Ending June 30,
          ------------------
          1999..........................   $  476,000
          2000..........................      494,000
          2001..........................       92,000
                                           ----------
          Total minimum lease payments..   $1,062,000
                                           ==========

Rent expense for the years ended June 30, 1996, 1997 and 1998, was $338,000, $456,000 and $487,000, respectively, and $1,774,000 for the period from Inception to June 30, 1998.

8.  EMPLOYEE SAVINGS PLAN

The Company has a 401(k) plan that became effective in January 1994. The plan allows participating employees to contribute up to 15% of their salary, subject to annual limits and minimum qualifications. The Board may, at its sole discretion, approve Company contributions. Through June 30, 1998, the Company has made no contributions to the plan.